CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.
Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1743
Fax: (604) 643-1789

SUPPL

July 14, 2003 **TSX-V Symbol: GCS**

NEWS RELEASE

The Company has been notified by Queensland Epithermal Minerals Limited ("QEM") of the termination of the proposed acquisition from QEM of certain mineral property assets currently owned by QEM, as originally announced February 12, 2003. Acquisition of these properties would have constituted a reverse-takeover ("RTO") under the policies of the Exchange.

The Company intends to apply to have its listing transferred to the proposed New Inactive Board of the TSX Venture Exchange, the creation of which was announced in an Exchange Bulletin dated May 23, 2003, The Inactive Board is subject to regulatory approval and is currently expected to be operational no earlier than August 18, 2003. The Company will remain halted until such time that it is accepted for trading on the Inactive Board.

On behalf of the Board of Directors of
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

"STUART W. RO


03024965


SEC MAIL PROCESSING
RECEIVED
AUG - 4 2003
WASH, D.C. 188 SECTION

Stuart W. Rogers
Director

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

dlw 8/5

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.
Suite 1400 - 400 Burrard Street
Vancouver, B.C.
V6C 3G2

Tel: (604) 689-1743
Fax: (604) 643-1789

February 12, 2003 **TSX-V Symbol: GCS**

NEWS RELEASE

The Board of Directors of Consolidated Global Cable Systems, Inc. ("GCS" or the "Company") are pleased to announce that, subject to regulatory approval, the company has reached an agreement to acquire certain mineral property assets (the "Mungana Project") currently owned by Queensland Epithermal Minerals Limited ("QEM"), a private company incorporated in Australia. The Mungana project encompasses 167 square kilometers in four exploration tenements and an additional 211 square kilometers in registered tenement applications west of Cairns in northern Queensland, Australia. Acquisition of the Mungana project will constitute a reverse-takeover ("RTO") under the policies of the TSX Venture Exchange (the "Exchange").

To complete the acquisition, GCS intends to implement a one for two (1:2) share consolidation and issue 4,250,000 post consolidation common shares to the shareholders of QEM in exchange for the Mungana project. As a condition of closing of the RTO, GCS will be required to complete an equity financing of $1,350,000 to fund exploration of the Mungana project. Prior to completion of the RTO, GCS intends to raise interim equity financing of $150,000 to provide working capital for completion of the RTO.

The **Mungana Project** is located 190 km by road west of the port city of Cairns, northern Queensland, Australia in the Mareeba Mining District. The project comprises 167 square kilometres in four exploration tenements and an additional 211 square kilometers in registered tenement applications.

Exploration work has focused mainly on the Mountain Maid and Mount Kitchen prospects, both displaying gold mineralization in porphyry-style, quartz vein stockworks.

The project area has historical hard rock (Cu, Ag, Au) and alluvial (Au, Sn) production. It is underlain for the most part by Proterozoic metamorphic rocks (the Dargalong Metamorphics) and Siluro-Ordovician granite (Nundah granite). The older formations have been intruded by small granitic stocks of inferred late Carboniferous to early Permian age. Dykes of rhyolite, dacite porphyry and felsite, also of inferred late Carboniferous to early Permian age, host a gold-bearing quartz vein stockwork zone at Mountain Maid and disseminated copper mineralization at Split Rock prospect. Rhyolite dykes are present also at Mount Kitchen prospect and are the inferred source of mineralization there. The exploration model is a porphyry-style quartz vein stockwork deposit similar to the Fort Knox gold deposit near Fairbanks, Alaska. Major north Queensland gold deposits such as Kidston, Mount Leyshon and Red Dome are also important models. All are associated with intrusive rocks of Permo-Carboniferous age.

Work to date has been comprised of stream sediment (BLEG) sampling, aeromagnetic surveys, soil grid geochemical sampling, geological mapping and drilling of seven core holes and 52 reverse circulation holes, principally at the Mountain Maid and Mount Kitchen prospects.

At the Mountain Maid prospect, gold mineralization occurs in quartz vein stockworks in quartz-feldspar porphyry dykes of inferred Permo-Carboniferous age. Gold values extend also into adjacent Nundah granite. Gold grades encountered to date average about 1 g/t in porphyry dykes. Grades in adjacent Nundah granite average about 0.3 g/t over a width of at least 150 m. The best drill intercept encountered 27.0 m (15.0 m true width) grading 1.14 g/t Au in drill hole MMD98-1. Sulphide content of the zone is negligible. The zone is traceable northwesterly over a distance of 250 m in drill holes MMD98-1, MMD98-2 and BMD04. It appears to dip vertically. It is open to extension to the northwest, southeast and at depth. The zone is associated with a prominent well-defined >10 ppb gold anomaly in soils, measuring 1500 x 1000 m in extent. The anomaly is believed to be of local origin and to indicate potential for additional gold zones in bedrock.

Metallurgical tests were recently completed on cut and quartered drill core samples from the Mountain Maid prospect. The composited sample contained 1.32 g/t Au and 4.37 g/t Ag. Bottle roll cyanidation gold extractions for a 24 hour leach period were 45.9% and 90.6% for 60% -200 mesh and 80% -200 mesh, respectively. Both cyanide and lime consumption were low. The laboratory concluded that the gold is leachable, and because of the low grade may be a heap leach project. Three-stage crushing may be necessary to liberate the gold, and more testwork is required in this area.

The Mount Kitchen prospect covers a large, annular gold anomaly in soils measuring 2.5 km in diameter, a central core molybdenum anomaly, epithermal quartz veins, areas of strong sericite alteration, rhyolite dykes and significant historical alluvial gold workings. These features all suggest the expression of a mineralizing system related to a blind intrusion at depth. Granitoid quartz veins of pegmatitic affinity, and steeply-dipping, east-west trending, epithermal, drusy quartz veins outcrop in the area of the gold anomaly. Drilling of one core hole and 21 reverse circulation holes encountered weak but widespread gold mineralization in 13 of the drill holes. The two best drill intersections, 22 m grading 0.46 g/t Au and 0.95 g/t Au grading 8m, occur in two isolated drill holes 800 m apart at the northern limit of the drilled area.

An exploration program consisting of systematic core and reverse circulation drilling at Mountain Maid and Mount Kitchen to identify minimum inferred resources is recommended. The estimated all-up cost of the above-proposed program is A$750,000. A second phase program, contingent on results of the first, would consist of fill-in drilling at Mountain Maid and Mount Kitchen prospects.

The Company intends to dispose of its Bulgarian cable distribution licenses as part of its restructuring.

Mr. Craig Thomas has agreed to become a director of the Company, effective immediately. Mr. Thomas is a corporate lawyer with experience in the mining industry as a director and advisor to various mining companies.

Completion of the RTO is subject to a number of conditions set out in the Agreement including, principally, receipt of all necessary corporate and shareholder approvals for QEM and the Company, including accuracy of representations and warranties provided under the Agreement, execution and delivery of formal documentation and completion of additional deliveries and conditions to be provided therein, completion of preliminary and final sponsorship by the Company's sponsoring member firm, and acceptance for filing by the Exchange. There can be no assurance that the reverse takeover will be completed as proposed or at all.

First Associates Investment Inc., an Exchange member brokerage firm, has agreed, subject to satisfactory completion of its due diligence, to serve as sponsor of the RTO and act as agent for the proposed equity offering to provide funding for exploration of the Mungana project. Any agreement to retain a sponsor should not be construed as any assurance with respect to the merits of the proposed RTO or the likelihood of its completion.

Investors are cautioned that, except as disclosed in the management information circular to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of the company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release

Further news will be disseminated by the company as additional material information becomes available and as required by the TSX Venture Exchange.

On behalf of the Board of Directors of
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

"STUART W. ROGERS"

Stuart W. Rogers
Director

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.	03	05	31	03	07	22

ISSUER ADDRESS				
1400 – 400 BURRARD STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3G2	604-643-1789	604-689-1749
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
STUART ROGERS		DIRECTOR		604-689-1749
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"GEORGE MAINAS"	GEORGE MAINAS	03	07	22
"STUART ROGERS"	STUART ROGERS	03	07	22

FIN51-901F Rev.2000/12/19

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Balance Sheets
(Unaudited, prepared by management)

May 31, 2003 and February 28, 2003

	May 31, 2003	Feb. 28, 2003 (audited)
Assets		
Current assets:		
Cash	$ 400	$ 1,138
Accounts receivable	1,772	1,648
	2,172	2,786
Cable distribution licences	1	1
	$ 2,173	$ 2,787
Liabilities and Deficiency in Assets		
Current liabilities:		
Accounts payable and accrued liabilities	$ 29,012	$ 30,668
Due to related parties (note 5)	348,238	322,494
	377,250	353,162
Deficiency in assets:		
Share capital (note 6)	7,113,503	7,113,503
Deficit	(7,488,579)	(7,463,878)
	(375,077)	(350,375)
Going concern and recoverability of assets (note 1)		
Commitments and contingencies (note 4 and 7)		
	$ 2,173	$ 2,787

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"Stuart W. Rogers" Director

"George A. Mainas" Director

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statements of Operations and Deficit
(Unaudited, prepared by management)

Three months ended May 31, 2003 and 2002

	2003	2002
Administrative expenses:		
Consulting	$ 4,500	$ 4,500
Filing fees	-	-
Management fees	10,135	11,364
Miscellaneous	-	-
Office	8,297	15,405
Printing	-	-
Professional fees	1,214	7,874
Transfer agent	555	648
Travel and promotion	-	26,242
	24,701	66,033
Loss for the period	24,701	66,033
Deficit, beginning of period	7,463,878	7,273,049
Deficit, end of period	$ 7,488,579	$ 7,339,082
Loss per share	$ 0.011	$ 0.029

See accompanying notes to consolidated financial statements.

CONSOLIDATED GLOBAL CABLE SYSTEMS, INC.

Consolidated Statement of Cash Flows
(Unaudited, prepared by management)

Three months ended May 31, 2003 and 2002

	2003	2002
Cash provided by (used in):		
Operations:		
Loss for the period	$ (24,701)	$ (66,033)
Changes in operating working capital:		
Accounts receivable	(125)	(57)
Accounts payable and accrued liabilities	(1,656)	(2,308)
	(26,482)	(68,398)
Financing:		
Issue of shares	-	-
Due to related parties	25,744	45,879
	25,744	45,879
Increase (decrease) in cash position	(738)	(22,519)
Cash position, beginning of period	1,138	47,758
Cash position, end of period	$ 400	$ 25,239

See accompanying notes to consolidated financial statements.

1. Going concern and recoverability of assets:

Consolidated Global Cable Systems, Inc. (the "Company") is incorporated under the Company Act (British Columbia). Its primary business activity is the development of cable distribution licence opportunities in Eastern Europe, primarily Bulgaria (note 3). The Company is concurrently investigating other opportunities in other industries and other regions. On August 25, 2001, the Company was designated inactive by the TSX Venture Exchange (formerly the Canadian Venture Exchange) (the "Exchange") for not meeting the minimum maintenance requirements of the Exchange.

To May 31, 2003 the Company has generated no revenues and has incurred significant operating losses. At May 31, 2003 the Company had a working capital deficiency of $375,078. These financial statements have been prepared on the going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The operations of the Company have been primarily funded by the issuance of share capital, advances from related parties, and the deferral of payment of consulting and management fees to related parties. The continuing operations of the Company are dependent on its ability to receive continued financial support from related parties, complete sufficient public equity financing, and, ultimately, to generate profitable operations. Failing to continue as a going concern would require that assets and liabilities be presented on a liquidation basis which values would differ materially from a going concern basis.

2. Significant accounting policies:

(a) Basis of presentation:

These financial statements include the accounts of the Company and its wholly-owned British Columbia and Bulgarian subsidiaries.

(b) Cable distribution licences:

Cable distribution licences, which were acquired from arm's-length parties, are initially recorded at cost and amortized over the remaining term of the licences, beginning in the year that cable operations commence. Costs incurred to develop new licences are expensed as incurred. Management reviews the underlying value of the cable licences on an on going basis and records provisions when this value is less than the book value recorded in the accounts. The Company wrote down the licenses to a nominal amount in a prior fiscal year.

2. Significant accounting policies (continued):

(c) Stock-based compensation:

The Company grants stock options under Exchange Rules.

Effective March 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants' (the "CICA") new handbook section 3870, "*Stock-Based Compensation and Other Stock-Based Payments*". Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after March 1, 2002, are accounted for using the fair value based method. No compensation cost is required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Company discloses the pro forma effect of accounting for these awards under the fair value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

Prior to this change, no compensation expense was recorded at the time options were granted, when the options were granted at market prices. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

(e) Financial instruments:

Fair values of accounts receivable and accounts payable and accrued liabilities approximate carrying values due to the short term to maturity of the instruments. It is not practicable to determine the fair value of amounts due to related parties due to the related party nature and the absence of a market for such amounts.

(f) Foreign currency translation:

Transactions of the Company and its subsidiaries that are denominated in foreign currencies are recorded in Canadian dollars at exchange rates in effect at the related transaction dates. Monetary assets and liabilities denominated in foreign currencies are adjusted to reflect exchange rates at the balance sheet date. Exchange gains and losses arising on the translation of monetary assets and liabilities are included in the determination of operations for the year.

(g) Comparative figures:

Certain of the prior year's figures have been reclassified to conform with the presentationadopted in the current year.

3. Cable distribution licences:

On December 8, 1994, the Company acquired, from Globo, Ltd. ("Globo"), a 76% interest in a company which holds cable distribution licences for fourteen cities in Bulgaria, including Sofia. Cable distribution licences on the consolidated balance sheets represent the cash consideration paid for these licences. During 1996, the Company entered into an agreement in principle to transfer its interest in these licences to a newly formed joint venture (note 7) which transfer has not yet occurred.

During 1995, the Company entered into an agreement to purchase 100% of Union Television Ltd. ("Union") which owns cable distribution licences in fourteen cities in Bulgaria, including Plovdiv. Pursuant to the agreement, the Company is required to obtain funding to develop and operate cable systems under these licences. The Company has not completed the purchase but had advanced $387,430 under this agreement, which amount was classified as advances on cable distribution licenses.

The Company has also incurred substantial expenditures with respect to the potential acquisition of cable distribution licences in Bulgaria and in Slovakia. The Company has received a ten year licence expiring on February 16, 2004 for the construction and use of a cable distribution system for radio and television signals for the City of Veliko Tarnovo, Bulgaria. The licence for the City of Veliko Tarnova was recorded at a nominal amount. No licences have yet been obtained in Slovakia. The cumulative expenses incurred to February 29, 2000 in pursuit of licences in Bulgaria and Slovakia are as follows:

Bulgaria:	
Consulting fees	$ 1,569,511
Travel and entertainment	1,686,459
Office and equipment	245,786
Professional fees	516,552
Salaries	167,889
	4,186,197
Slovakia:	
Travel and entertainment	163,461
Office and equipment	27,398
Consulting fees	44,554
Professional fees	10,485
	245,898
	$ 4,432,095

Due to the inactivity of the agreements with Globo and the uncertainty of recoverability of the licenses, the Company wrote down the cable distribution licenses to a nominal amount in fiscal 1999 and wrote-off the advances on cable distribution licenses in fiscal 1999. No further expenses have been incurred on the licenses since February 29, 2000.

4. Advances on partnership agreement:

On September 20, 1996, the Company entered into an agreement, subject to regulatory approval, to form a partnership with Boston Telecommunications Group, Inc. (the "Boston Group"), a Delaware corporation, to develop the Company's cable television project in Bulgaria.

Under the terms of the partnership agreement, the Company and the Boston Group were to be equal partners in the partnership, with the Boston Group agreeing to provide US $250,000 in cash to the Company (which sum has been advanced) and assume the obligation of the Company to pay US $2 million to Intergroup Bulgaria Ad for the purchase of Union Television Ltd. (note 3), as announced April 17, 1996. Of the purchase price, US $200,000 has been paid by the Boston Group.

The Boston Group had advanced an additional US $250,000 to the Company prior to acceptance for filing of the partnership agreement by the Exchange. If the partnership agreement is not completed as proposed, the amounts advanced to date by the Boston Group have no specific terms of repayment.

This agreement has been inactive since 1997.

Based on the inactivity of this agreement and the agreements regarding the cable distribution licences (note 3), and a legal opinion by the Company's solicitor in this matter, during fiscal 2000, the Company wrote-off the advances on partnership agreement in connection with the write-off of the advances on the related cable distribution licences.

In December 2002, the Company was named as a defendant in a lawsuit initiated by the Boston Group in the Federal Court for the District of San Francisco in the State of California (the "Court") in connection with the US$500,000 advanced to the Company by the Boston Group under the above partnership agreement, amongst other matters. On June 6, 2003, the actions against the Company were dismissed by the Court in favour of arbitration under the terms of the partnership agreement. As of June 18, 2003, the Boston Group has not notified the Company of its intentions to file for arbitration.

5. Due to Related parties:

During the three months ended May 31, 2003 the Company was charged management fees of $10,135 (2002 - $11,364) by an officer and director. During this same period, consulting fees of $4,500 (2002 - $4,500) were accrued to another officer and director for the provision of administrative services to the Company.

Amounts due to related parties are non-interest bearing and without specific terms of repayment.

6. Share capital:

(a) Authorized:

100,000,000 shares without par value.

During fiscal 2001, the Company consolidated its authorized and issued share capital on a five old for one new basis and subsequently increased its authorized share capital to 100,000,000 common shares without par value.

(b) Issued and outstanding:

	Number	Amount
Balance, May 31, 2002	2,302,321	$ 7,113,503
Shares Issued:	nil	nil
Balance, May 31, 2003	2,302,321	$ 7,113,503

(c) Share purchase warrants:

There were 322,480 share purchase warrants outstanding at May 31, 2002. Each share purchase warrant was exercisable to purchase one common share at $0.41 per share until expiry on November 28, 2003.

On March 2, 2002 share purchase warrants exercisable to purchase 200,000 at $1.10 per share expired unexercised.

(d) Stock options:

There were no stock options outstanding exercisable at May 31, 2003.

7. Commitments and contingencies:

(a) On November 30, 1995, the Company entered into an agreement with United & Phillips Communications BV ("UPC"), Tevel Israel International Communications Ltd. ("Tevel") and Bezeq Israel Telecommunications Company Ltd. ("Bezeq") for the formation of a joint venture (the "Joint Venture") to develop, initially, cable television distribution systems in Bulgaria, and possibly other telecommunications projects at a later date. All parties have agreed to transfer their existing telecommunications activities in Bulgaria to the Joint Venture, such activities to include television and radio broadcast (which includes cable television, Multipoint Multichannel Distribution Systems and off-air television), local telephony (via cable, fibre-optic lines or other hard wiring), cellular telephony, paging and Personal Communications Systems. The Company is contributing its interest in the cable distribution licences referenced in note 3 in exchange for a 16% interest in the Joint Venture. The Company may, under certain conditions, increase its interest in the joint venture to 23.6% for no additional consideration.

7. Commitments and contingencies (continued):

To date, the Company has received advances of US $100,000 from each of UPC and Tevel with these funds having been applied towards the development of the cable television opportunity in Bulgaria. These amounts will be applied towards UPC's and Tevel's equity participation in Bulgaria under the terms of the joint venture agreement referenced above. Accordingly, the Company has treated these amounts as a reimbursement of licence acquisition expenditures. Under the terms of the Agreement, both UPC and Tevel may withdraw from the Joint Venture under certain conditions. If either UPC or Tevel elect to withdraw from the Joint Venture, the amount received from such withdrawing party is to be considered a loan to the Joint Venture and the Company remains contingently liable to repay such amounts to either UPC or Tevel in the event the Joint Venture is unable to repay.

The agreement has been inactive since 1997.

(b) The Company has entered into a verbal understanding to pay a third party approximately US $350,000 for services performed when, and if, the third party is able to secure additional financing for the Bulgarian cable television project.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Breakdown of Office Expense for the three-month period ending May 31, 2003:

Office rent	$ 8,108
Telephone	100
Bank charges	89
	$ 8,297

2. See Note 5 of the attached consolidated financial statements for the three-month period ended May 31, 2003.

3. a) Summary of securities issued during the period: NIL

   b) Summary of stock options granted during the period: NIL

4. a) See Note 6 to the attached consolidated financial statements

   b) See Note 6 to the attached consolidated financial statements.

   c) See Note 6 to the attached consolidated financial statements.

   d) There are no shares held in escrow.

5. Directors and Officers as at July 22, 2003:

   George A. Mainas – Director and President
   Stuart Rogers – Director
   Craig Thomas - Director
   C. Hugh Maddin – Director
   Tracy Ring – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTH PERIOD ENDED MAY 31, 2003

During the period under review, Consolidated Global Cable Systems, Inc. (the "Company") continued to pursue potential investment opportunities on an international basis.

Proposed RTO of the Mungana Project, Australia

On February 12, 2003 trading in the shares of the Company was halted for the announcement of an agreement to acquire certain mineral property assets (the "Mungana Project") currently owned by Queensland Epithermal Minerals Limited ("QEM"), a private company incorporated in Australia. The Mungana project encompasses 167 square kilometers in four exploration tenements and an additional 211 square kilometers in registered tenement applications west of Cairns in northern Queensland, Australia. Acquisition of the Mungana project would have constituted a reverse-takeover ("RTO") under the policies of the TSX Venture Exchange.

To complete the acquisition, GCS intended to implement a one for two (1:2) share consolidation and issue 4,250,000 post-consolidation common shares to the shareholders of QEM in exchange for the Mungana project. As a condition of closing of the RTO, GCS was required to complete an equity financing of $1,350,000 to fund exploration of the Mungana project. First Associates Investment Inc., an Exchange member brokerage firm, had agreed, subject to satisfactory completion of its due diligence, to serve as sponsor of the RTO and act as agent for the proposed equity offering to provide the required funding for closing of the RTO and exploration of the Mungana project.

Concurrent with the announcement of the RTO, Mr. Craig Thomas agreed to become a director of the Company. Mr. Thomas is a corporate lawyer with experience in the mining industry as a director and advisor to various mining companies.

On July 11, 2003, the Company was notified by QEM of the termination of the proposed acquisition from QEM of the Mungana project.

The Company intends to apply to have its listing transferred to the proposed new Inactive Board of the TSX Venture Exchange, the creation of which was announced in an Exchange Bulletin dated May 23, 2003. The Inactive Board is subject to regulatory approval and is currently expected to be operational no earlier than August 18, 2003. The Company will remain halted until such time that it is accepted for trading on the Inactive Board.

Results of Operations

Consulting fees of $4,500 incurred during the three months ended May 31, 2003 were unchanged from the same period a year prior. These amounts, in both years, were accrued to a director of the Company for provision of ongoing administrative services.

Professional fees were reduced to $1,214 during the three-month period ended May 31, 2003 from the $7,874 incurred during the three-month period ended May 31, 2002 for additional legal due diligence work conducted in California with respect to prospective acquisitions.

Management fees of $10,135 incurred during the three-month period ended May 31, 2003 (at the rate of US$2,500 per month) were relatively unchanged from the same period a year prior (2002 - $11,364), with the decrease due to an increase in the value of the Canadian dollar compared to the U.S. dollar during the current fiscal year.

There were no travel expenses incurred during the three-month period ended May 31, 2003 as compared to $26,242 incurred during the three-month period ended May 31, 2002 with respect to due diligence on potential projects.

During the three month period ending May 31, 2003 office expenses were reduced to $8,297 from the $15,405 incurred during the same period a year prior, primarily due to a reduction in secretarial and administrative expenses in the Company's office in California.

Transfer agent fees of $555 incurred during the three month period ended May 31, 2003 were reduced slightly from the $648 incurred during the same period a year prior.

As a result of decreases in various categories of expenditure, as outlined above, the Company's loss for the three month period ended May 31, 2003 was reduced to $24,701 from the $66,033 incurred during the same period a year prior.

Liquidity and Capital Resources

At May 31, 2003 the Company had negative working capital of $(375,078) and cash on hand of $400. This compares to negative working capital of $(350,376) and cash of $1,138 at the prior year-end of February 28, 2003.

Cash decreased by $738 during the three-month period ended May 31, 2003. The decrease in cash was the result of negative cash flow from operations of $(26,482), offset by an increase in the amount due to related parties of $25,744.

Cash flow to date has not satisfied the Company's operational requirements. The development of the Company may in the future depend on the Company's ability to obtain additional financings. In the past, the Company has relied on the sale of equity securities and advances from related parties to meet its cash requirements. Future developments will depend on the Company's ability to obtain financing through joint venturing of projects, debt financing, equity financing or other means. There can be no assurance that the Company will be successful in obtaining any such financing or in joint venturing its projects.

Other Matters

No investor relations activities were undertaken during the period.